

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 2, 2019

Brenda Dayton
Corporate Secretary
GOLDEN QUEEN MINING CO LTD
2300 – 1066 West Hastings Street
Vancouver, British Columbia V6E 3X2

> **Re: GOLDEN QUEEN MINING CO LTD**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed March 22, 2019**
> **File No. 000-21777**

Dear Ms. Dayton:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Preliminary Proxy Statement on Schedule 14A

General

1. Please provide your analysis as to why this transaction is not subject to Rule 13e-3. We note that Golden Queen is selling substantially all of its assets to a family group who own over 50% of its common shares.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Ruairi Regan at 202-551-3269 or Pamela Howell, Special Counsel, at 202-551-3357 if you have any questions.

Sincerely,

Division of Corporation Finance
Office of Beverages, Apparel and Mining